Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2012 (1)	2013 (1)
Net income	$273	$47
Equity in earnings of unconsolidated affiliates, net of distributions	—	(25)
Income taxes	146	330
Capitalized interest	(4)	(5)
	415	347

Fixed charges, as defined:

Interest	289	252
Capitalized interest	4	5
Interest component of rentals charged to operating expense	5	4
Total fixed charges	298	261

Earnings, as defined	$713	$608

Ratio of earnings to fixed charges	2.39	2.33
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(1)
Excluded from the computation of fixed charges for the six months ended June 30, 2012 and 2013 is interest income of $7 million and less than $1 million, respectively. which is included in income tax expense.